777 106th Ave. N.E

Bellevue, WA 98004

October 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue, Staff Attorney

Re:	PACCAR Inc

Form 10-K for Fiscal Year Ended December 31, 2021

File No. 001-14817

Dear Ms. Donahue:

This letter responds to the letter dated October 24, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) for PACCAR Inc (the “Company” or “PACCAR”).

The headings and numbered paragraph of this letter correspond to the headings and paragraph number contained in the comment letter and, to facilitate your review, the Company has reproduced the text of the Staff’s comment in italicized print below.

Form 10-K for Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

1.

Your response to prior comment four states, in part, that you do not anticipate any material reputational risks resulting from emissions of your diesel combustion products that are distinct from such risks affecting the industry in which you operate. However, it is not clear from your response how you considered providing disclosure regarding reputational risks related to the commercial truck manufacturing industry in general, including those that could affect the perception of investors or lenders. Please advise or revise your disclosure accordingly.

October 31, 2022

Response: PACCAR is proud of its reputation for producing high-quality products and meeting and exceeding its emissions compliance requirements. Trucking is an essential industry and economies around the world rely on commercial trucks and logistics services every day. Commercial trucks transport approximately 75 percent of freight in the U.S. The importance of the commercial truck industry was reinforced during the COVID-19 pandemic when the industry was designated as critical infrastructure by the U.S. Cybersecurity & Infrastructure Security Agency under both the “Transportation Systems” and “Critical Manufacturing” sectors.

In considering whether to provide disclosure of reputational risks related to the commercial truck industry in general, the Company believes that investors and lenders are aware (i) of the essential nature of the commercial truck manufacturing industry, (ii) that virtually all commercial trucks are currently powered by diesel-combustion engines, and (iii) of PACCAR’s and the industry’s continuing efforts to reduce the environmental impact of its products (i.e., manufacturers of heavy-duty commercial trucks in the U.S. and many large fleets and suppliers have committed to science-based greenhouse gas emissions reduction targets to meet the goals of the Paris Agreement). The Company regularly communicates with equity investors and its finance subsidiaries access the debt capital markets numerous times throughout the year. The Company believes that any potential negative perception of the commercial truck industry by investors or lenders is already reflected in the securities and lending markets. The Company also believes that any potential reputational risks from the production of diesel-powered trucks are offset by the reputational opportunities that manufacturers have with alternative powertrain commercial trucks. PACCAR currently leads the industry with nine zero emissions models in production.

Regulation S-K Item 303 calls for disclosure of known trends or uncertainties that are reasonably likely to have a material favorable or unfavorable impact on results of operations. After considering the factors outlined above, management believes that the reputational risks related to manufacturing diesel-powered commercial trucks are not reasonably likely to have a material unfavorable impact on the Company’s operations in future periods. For these reasons, PACCAR concluded that disclosure regarding reputational risks of the commercial truck manufacturing industry in general was not warranted.

If you have any further comments or questions regarding this letter, please contact me at (425) 468-7154.

Sincerely,
/s/ Harrie Schippers
Harrie Schippers
President and Chief Financial Officer

cc:	Allison Handy, Perkins Coie LLP
Andrew Bor, Perkins Coie LLP